U.S. Securities and Exchange Commission
                    Washington, D.C. 20549

                         Form 10-SB

General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                Quentin Road Productions, Inc.
          (Name of Small Business Issuer in its charter)

                           Delaware
 (State or other jurisdiction of incorporation or organization)

                           65-0830670
               (I.R.S. Employer Identification No.)

               701 Brickell Avenue, Suite 3120
                    Miami, Florida 33131
       (Address of principal executive offices) (Zip Code)

                        (305)539-0900
                  (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:
Securities to be registered under Section 12(g) of the Act:  X

Title of each class to be so registered: Common Stock, Par Value
                          $.0001

Stock Name of each exchange on which each class is to be registered: OTC Electronic Bulletin Board

To simplify the language in this Registration Statement Quentin
Road Production, Inc. is referred to herein as "the Company" or "We".

Item 1. Description of Business.
--------------------------------

     Business Development. We were incorporated under the name
     ---------------------
Quentin Road Productions Inc. in the State of Delaware on April
20, 1998.

     We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

     Business of Issuer. We are a development stage company
     -------------------
which intends to provide Internet consulting services in various markets throughout the United States. We intend to develop and operate an Internet company as well as venture funds focused on the Internet. Quentin's Internet strategy includes the internal development and operation of majority owned subsidiaries as well as the investment in other Internet companies, either directly by Quentin, or through venture capital fund arrangements. The Company's strategy also envisions and promotes opportunities for synergistic business relationships among the Internet companies within its portfolio.

The Company's fulfillment services offerings will include product and literature fulfillment, turnkey outsourcing, telemarketing,
and sales/lead inquiry management.   The Company intends to
embark on a strategy to also provide solutions for integrating traditional direct marketing with Internet marketing. The Company has adopted a strategy of seeking opportunities to realize significant gains through the selective sale of investments or having separate subsidiaries or affiliates sell minority interests to outside investors. The Company believes that this strategy will provide the Company the ability to significantly increase shareholder value as well as provide capital to support the growth in the Company's subsidiaries and investments. Additionally, in fiscal year 2000, the Company intends to develop and refine the products and services of its businesses, with the goal of significantly increasing revenue as new products are commercially introduced, and will continue to pursue a strong pace of investing in new Internet opportunities. Direct marketing is undergoing rapid, fundamental change, as customers' needs evolve and technology advances. Marketing channels and media outlets are expanding in number and diversifying in scope, and powerful database technologies are able to target both broad markets and individual customers with ever-greater precision. The emergence of the Internet into homes and offices has provided direct marketers with a powerful new distribution mechanism -interactive media.

Interactive marketing is a subset of direct marketing. It differentiates itself from traditional direct marketing channels in that the consumer has flexibility and control over what is being presented, when they view the products or services and which types of products or services they are viewing. In contrast to conventional media, the Internet offers capabilities to target advertising to specific audiences, to measure the popularity of content, to reach worldwide audiences cost-effectively and to create innovative and interactive advertisements. By collecting customer feedback and demographic information, advertisers can direct highly customized marketing campaigns at defined targets. In addition, the Internet enables advertisers to transact with prospective customers much more rapidly than with conventional media.

The Company believes that advertisers will continue to seek to advertise on web sites that offer a high volume of traffic and feature flexible advertisement programs capable of reaching targeted audiences. Likewise, the Company believes that as advertisers increasingly embrace the Internet as an advertising vehicle, their participation will subsidize in part the creation and expansion of the information and resources available on the Web which in turn is expected to stimulate further traffic flow. Interactive marketing provides direct marketers with the ability to create electronic databases of customer information. Using this information will enable direct marketers to develop more effective advertising, make better decisions about distribution methods and media selection and target customers more effectively. The dialogue created between the marketer and the consumer through interactive marketing creates advertising accountability, enabling marketers to track advertisement interaction, anticipate consumer needs and make changes immediately. It is expected that across scores of industries, the relationship between marketers and consumers will soon be direct, and one-to- one. When that day arrives, marketers will benefit from this newfound ability to establish deep, intimate relationships with their customers.

The Company's proposed Web visitor technology will help customers increase the relevance of their Web site's advertising, editorial and commercial content for both first-time and repeat visitors. Quentin will deliver both Web-wide and enterprise-specific profiling of visitor interests and preferences without tracking their identity. The Company intends to set a benchmark for privacy on the Web, allowing Web sites to deliver messages to the targeted audiences, while protecting individual identity. The Company intends to offer a software solution which will operate the delivery of online advertising campaigns. The Company intends to offer the database marketing and advertising features of software as a comprehensive turnkey service, providing an alternative to organizations who wish to out source ad management, yet maintain control over advertising sales.

The Company's intended software will help online marketers better understand their Web audiences through detailed analysis and reports, enabling sites to conduct profile-based research on individual visitors and convert the multi-layered data into relevant marketing information. The software will be a one-to-one Internet marketing solution, allowing online marketers to offer personalized advertising, custom promotions and relevant content to their customers and prospects. The Company intends to provide corporations with the ability to subscribe to in-depth anonymous profiles to target advertising, custom promotions or personalized content. The Company's services will be available free to the ISPs' and affinity partners' members, and is also directly accessible to all Web users without disks or downloads. The Company will generate revenues from advertising and commerce on its service, which it shares with its ISP and affinity partners. Quentin will also offer solutions for integrating traditional direct marketing and Internet marketing. Quentin will provide clients with a range of direct and Internet marketing services. Quentin's principle products will be mailing lists derived from its databases and sold primarily to publishers. The databases will be highly segmented, permitting Quentin to use its application software to extract specifically defined lists of potential customers who are most likely to purchase products advertised by Quentin's clients. Quentin will continually work to expand the size and comprehensiveness of the database offerings based on the needs of its clients and the availability of new lists.

Quentin's database management and list processing services will provide database analysis, design, software development, testing, debugging, and maintenance for clients that want to build a customer database. These services will include the processing of customer data, segmenting the processed information to provide the level of detail and selectivity desired, storing the information, and updating it to make it readily accessible for the client's promotional, analytical and list rental activities. Lists may be combined and enhanced with additional demographic information and other lists to form databases which can be used as the basis of additional client promotions or marketed to other list users. In combining lists, Quentin will offer merge/purge services to eliminate duplicate names. Quentin will also offer private database management as a service for large volume mailers who mail to the same target lists regularly. A private database is a targeted collection of mailing lists that is used repeatedly by a restricted group of mailers.

Quentin's mission is to become the predominant service provider within its respective market niche. The critical success factors are: understanding, developing and applying information technology to the Internet, interactive media markets, and data access and software tools; narrowing market focus while consummating strategic alliances to complement product and service offerings; investing in strategic Internet or interactive media investments or acquisitions and, most importantly, a continued understanding of customers' needs. With respect to the businesses of Quentin, the Company will seek to participate in the direct marketing of products and services, Internet, interactive media industries, and increase market share. The Company will invest significant resources in new subsidiaries or investments which seek to capitalize on opportunities surrounding the growth of the Internet and the interactive marketing industry.

The Company intends to pursue the growth and development of its technologies and services and continue to introduce its products commercially. Additionally, the Company intends to continue to evaluate new opportunities to further its investment in its direct marketing strategy and also to seek out opportunities to realize significant shareholder value through the sale of selected investments or technologies or having separate subsidiaries sell a minority interest to outsiders. The Company is actively seeking to develop innovative ways for advertisers to reach their target audiences through the Internet effectively.
The Company will design and offer customized packages which will include the ability to change advertisements quickly and frequently, to conduct advertising test campaigns with rapid result delivery and to track daily usage statistics. The Company will develop software that provides the ability to target ads based on demographics and usage patterns.

Quentin will pursue the strategy of growing its fulfillment services segment through gaining market share in its existing markets, through acquisition, and through developing new Information Technology based products and services for its client base. The Company will expend significant resources to develop the most comprehensive and accurate databases of their kind available to publishers. The Company believes that its databases can be the dominant lists of their kind. The Company intends to improve its market position by expanding the number, size, nature, comprehensiveness and segmentation of its database offerings.

The Company will market its products and services through a marketing staff using both telemarketing and direct sales. The Company will maintain separate marketing staffs for each product and service area, enabling the marketing personnel to develop strong customer relationships and expertise in their respective areas. The Company will establish direct sales forces experienced in the advertising business to address the new and evolving requirements of the Internet advertising market. The Company believes that an experienced sales staff is critical to initiating and maintaining relationships with advertisers and advertising agencies and therefore will hire a significant portion of its Internet advertising sales force from the advertising industry. The Company will advertise its products and services through direct mail, space advertising, Internet banners, directory listings, trade shows and Company sponsored user groups. In addition, in certain instances, the Company, may complement the activities of its direct sales force by retaining advertising sales agencies, to serve as sales representatives on a commission basis.

Quentin's proposed Internet investments will compete in the electronic technology and Internet service arenas which are comprised of numerous small and large companies providing different new technologies, all with varying applications. The market for Internet products and services is highly competitive. In addition, the Company expects the market for Internet advertising, to the extent it further develops, to be intensely competitive. Although the Company believes that the diverse segments of the Internet market will provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments. The Company believes the principal competitive factors in this market are name recognition, performance, ease of use, variety of value-added services, functionality and features and quality of support. Quentin's products and services will be developed predominantly for direct marketing applications, on the Internet or through interactive media. Competitors would include a wide variety of companies and organizations, including Internet software, content, service and technology companies, telecommunication companies, cable companies and equipment/technology suppliers.

In the future, the Company may encounter competition from providers of Web browser software and other Internet products and services that incorporate competing features into their offerings. Many of the Company's competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's competitors will not develop Internet products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings. The Company may also compete with online services and other Web site operators as well as traditional off-line media such as print and television for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

The Company will develop and market a variety of Internet related products and services. These industries are characterized by rapid technological development. The Company believes that its success will depend in large part on its ability to continue to enhance its proposed products and services and to develop other products and services which complement existing ones. In order to respond to rapidly changing competitive and technological conditions, the Company expects to incur significant research and development expenses during the initial development phase of new products and services as well as on an on-going basis.

As of October 15, 1999, the Company employed a total of 2 persons on a full-time basis. In addition, depending on client demand, the Company will utilize manpower agencies to contract between additional persons on a temporary, part-time basis. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.

Item 2. Management Discussion and Analysis
-------------------------------------------

                               For the Year Ended        From April 20, 1998(inception)
                                 June 30, 1999                 to June 30, 1999
                               ------------------        ------------------------------

Development Stage Revenues                $0                        $0
Development Stage Expenses           (37,246)                  (37,246)

Deficit Accumulated During
Development Stage                    (37,246)                  (37,246)


Development Stage Revenues
---------------------------

The Company's operations have been devoted primarily to developing a business plan, strategic acquisitions, creating an Internet identity and raising capital for future operations and administrative functions. The Company intends to grow through internal development, strategic alliances and acquisitions of existing businesses. The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until adequate revenues are realized from operations.

Development Stage Expenses
---------------------------

The Company's development stage expenses were $37,246 for the year end of June 30, 1999. The Company was inactive for the short year ended June 30, 1998 and accordingly did not incur any development stage expenses. The expenses incurred were primarily due to various consulting, managerial and professional services in pursuit of the Company's objectives.

Item 3. Description of Property.
--------------------------------

We currently sublease office space in a building located at 701 Brickell Avenue, Suite 3120, Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is The Farkas Group, Inc. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an affiliated entity.
Atlas Equity Group, Inc. subleases the facility to us. The landlord is not affiliated with us. The present monthly rent is $1,000 which includes utilities and common charges. We believe that this space is sufficient for us at this time.

Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
-----------------------------------------------------------

As of October 15, 1999, there were 3,050,000 shares of our common stock, $0.0001 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of October 15, 1999, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.

I.    Security Ownership of Beneficial Owners (1)(2):

Title of Class       Name & Address             Amount                  Percent
--------------       --------------             ---------             ----------
Common Stock         Atlas Equity Group, Inc.   2,000,000               65.57%
                     701 Brickell Avenue
                     Suite 3120
                     Miami, Florida 33139
Common Stock         Rebecca Brock                500,000               16.39%
                     294 South Coconut Lane
                     Miami Beach, Florida 33139

II     Security Ownership of Management (2):
Title of Class       Name & Address             Amount                  Percent
--------------       --------------             ---------             ----------
Common Stock         Rebecca Brock              500,000                16.39%
                     420 E. 54th Street, Apt. 32G
                     New York, NY 10021
Common Stock         Michelle Brock                   0                    0
                     105 Lexington Avenue, #6D
                     New York, NY 10016

All directors and executive                     500,000                16.39%
officers as a group (2 persons)

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Item 5. Directors, Executive Officers, Promoters and Control
        Persons.
-------------------------------------------------------------

Rebecca Brock, 23 years old, has served as our President/Secretary/Treasurer and Director since inception in April, 1998. She is currently a fashion model with Fords Models Inc. in Miami, Florida and Spirit Model Management in New York, New York. She has been in the modeling industry for the past five years represented by various modeling agencies in New York, Miami, Paris, Los Angeles and Chicago. Ms. Brock has been heavily in contact with many artists through her experience in
the fashion industry.   In addition, since 1996, Ms. Brock has
been represented by a commercial television agency in New York and has appeared in lead roles in several national television commercials. She is currently a member of the Screen Actors Guild. In addition, Ms. Brock is currently President of WealthHound.com, Inc. a publicly traded company on the OTC Electronic Bulletin Board. (OTCBB:WLTHE) She attended Penn State University from 1995-1996.

Michelle Brock, 25 years old, has served as our Vice President
and Director since August, 1999.   Ms. Brock has been employed in
public relations and sales for Norma Kamali, Inc. since May, 1999. Her responsibilities include the generating of editorial press of United States and foreign fashion magazines as well as sales to industry insiders and Internet clients. From May, 1998 to May, 1999, Ms. Brock was employed as an analyst assistant with Odyssey Investments Partners, LLC where she conducted financial and market research in the Internet technology, aerospace, telecommunications and transportation industries. She graduated in May, 1998, from Penn State University with a degree in Music Theory and Violin Performance.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees. Our Board of Directors may in the future determine to pay Directors' fees and reimburse Directors for expenses related to their activities.

None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

Item 6. Executive Compensation.
-------------------------------

Name            Position         Year     Salary    Bonus    Other   Stock     Options
--------------  ---------        -----    -------   ------   ------  -----     -------
Rebecca Brock   President        1999      $0         0        0     500,000         0
Michelle Brock  Vice President   1999      $0         0        0           0         0

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

We currently sublease office space in a building located at 701 Brickell Avenue, Suite 3120, Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is The Farkas Group, Inc. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an affiliated entity.
Atlas Equity Group, Inc. subleases the facility to us. The landlord is not affiliated with us. The present monthly rent is $1,000 which includes utilities and common charges.

We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

Item 8. Legal Proceedings.
---------------------------

We are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.

Item 9. Market Price of and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters.
----------------------------------------------------------

There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we currently intend to seek a listing on the OTC Electronic Bulletin Board in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system.

At October 15, 1999, there were 3,050,000 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

As of the date of this registration, we had twenty-four (24) holders of record of our common stock. We currently have one class of common stock outstanding.

Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Penny Stock Considerations.
---------------------------

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.

Item 10. Recent Sales of Unregistered Securities.
-------------------------------------------------

The following sets forth information relating to all of our previous sales of securities which were not registered under the Securities Act of 1933.

In April, 1999, we completed a Regulation D, Rule 504 Offering in which we issued a total of 500,000 shares of our common stock to 21 shareholders for an aggregate offering price of $50,000. The Common Stock issued in the Company's Regulation D, Rule 504 offering were issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder.
We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 11. Description of Securities.
-----------------------------------

Qualification.

The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.

Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.0001 par value per common share and 10,000,000 Preferred Shares, $0.0001 par value per preferred share. As of October 15, 1999, there are 3,050,000 shares of our common stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

Upon our liquidation or dissolution, each outstanding Common
Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.
Dividend Rights.

We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.

Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.

Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering. There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

Item 12. Indemnification of Directors and Officers.
----------------------------------------------------

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

Item 13. Financial Statements
-----------------------------

See Item 15(a) below.

Item 14. Changes in and Disagreements with Accountants.
--------------------------------------------------------

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Our accountant at this time is John Abitante of Berenfeld, Spritzer, Shechter & Sheer.

Item 15(a) Financial Statements
--------------------------------

Item 15(b) Exhibits
-------------------

INDEX TO EXHIBITS

Exhibit 3(i)         Articles of Incorporation
Exhibit 3(ii)        By-laws
Exhibit 27           Financial Data Schedule

Signatures

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

         /S/REBECCA BROCK
         -----------------
         By: REBECCA BROCK
         Title: President, Secretary, Treasurer and Director
         Date:  October, 1999

               QUENTIN ROAD PRODUCTIONS, INC.
                      TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT. . . . . . . . . . . . . . . . . . .   1
BALANCE SHEET . . . . . . . . . . . . . . . . . . . . . . . . . .   2
STATEMENT OF OPERATIONS . . . . . . . . . . . . . . . . . . . . .   3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY. . . . . . . . . . .   4
STATEMENT OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . .   5
NOTES TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . 6 - 9

                Independent Auditors' Report
                ----------------------------

   To the Stockholders and
   Board of Directors
   Quentin Road Productions, Inc.
   Miami, Florida



   We have audited the accompanying balance sheet of Quentin Road Productions, Inc. (a development stage company) as of June 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the cumulative period April 20, 1998(inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quentin Road Productions, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the year then ended and for the cumulative period April 20, 1998 (inception) to June 30, 1999 in conformity with generally accepted accounting principles.

   BERENFELD, SPRITZER, SHECHTER & SHEER

   August 31, 1999

           QUENTIN ROAD PRODUCTIONS, INC.
           (A DEVELOPMENT STAGE COMPANY)
                   BALANCE SHEET
                   JUNE 30, 1999

                      ASSETS
                      ------
CURRENT ASSETS:

  Cash                                          $22,690
  Prepaid expenses                                1,200
                                                --------
        Total Current Assets                                         $23,890

OTHER ASSETS:

   Organization cost, net of
    accumulated amortization of $212                850
   Investment                                     5,000
                                                  ------
        Total Other Assets                                             5,850
                                                                     -------

TOTAL ASSETS                                                         $29,740
                                                                     -------
                                                                     -------

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------
CURRENT LIABILITIES:

  Accounts payable                              $   986
  Accrued expenses payable                       13,000
                                                -------

        Total Current Liabilities                                   $13,986

STOCKHOLDERS' EQUITY:

  Preferred stock, $.0001 par value,
    1,000,000 shares authorized,
     0 shares issued and outstanding                  0
   Common stock, $.0001 par value,
    50,000,000 shares authorized,
     3,050,000 shares issued and
     outstanding                                    305
   Additional paid-in-capital                    52,695
   Deficit accumulated during
    the development stage                       (37,246)
                                                --------

       Total Stockholders' Equity                                   15,754
                                                                    -------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                                              $29,740
                                                                   -------
                                                                   -------

The accompanying notes are an integral part of these financial statements.

              QUENTIN ROAD PRODUCTIONS, INC.
              (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CASH FLOWS

              INCREASE (DECREASE) IN CASH
              ---------------------------

                                        For the Year            From April 20, 1998
                                           Ended                  (Inception) to
                                        June 30, 1999              June 30, 1999
                                        ---------------         ---------------------
OPERATING ACTIVITIES:

  Deficit accumulated during the
   development stage                      $(37,246)                  $(37,246)
  Amortization                                 212                        212
  Common stock issued for
   consulting services                       3,000                      3,000
  Increase in prepaid expenses              (1,200)                    (1,200)
  Increase in accounts payable                 886                        886
  Increase in accrued expenses              13,000                     13,000
                                            -------                    --------
     Net Cash Used by
      Operating Activities                 (21,348)                   (21,348)
                                           --------                   ---------
INVESTING ACTIVITIES:
   Expenditures for organization costs      (1,062)                   ( 1,062)
   Investment in Wealthhound, Inc.          (5,000)                     5,000)
                                            --------                  ---------
     Net Cash Used by
      Investing Activities                  (6,062)                   ( 6,062)
                                            --------                  ---------
FINANCING ACTIVITIES:

   Proceeds from the issuance of
    common stock                            50,000                     50,000
   Proceeds from shareholder's loan            100                        100
                                            -------                    -------

     Net Cash Provided by
      Financing Activities                  50,100                     50,100
                                            -------                    -------
INCREASE IN CASH                            22,690                     22,690

CASH, BEGINNING                                  0                          0
                                            -------                    -------

CASH, ENDING                               $22,690                    $22,690
                                           --------                   --------
                                           --------                   --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

NON-CASH FINANCING ACTIVITIES:

COMMON STOCK ISSUED FOR CONSULTING AND LEGAL SERVICES                 $ 3,000
                                                                      --------
                                                                      --------

The accompanying notes are an integral part of these financial statements.
             QUENTIN ROAD PRODUCTIONS, INC.
             (A DEVELOPMENT STAGE COMPANY)
               STATEMENTS OF OPERATIONS
               ------------------------

                                        For the Year            From April 20, 1998
                                           Ended                  (Inception) to
                                        June 30, 1999              June 30, 1999
                                        ---------------         ---------------------

DEVELOPMENT STAGE REVENUES                $      0           $      0
                                          ----------         ---------

DEVELOPMENT STAGE EXPENSES:
  Accounting                                 3,000              3,000
  Amortization                                 212                212
  Bank charges                                 110                110
  Consulting fees                           12,500             12,500
  Dues and subscriptions                       110                110
  Licenses and taxes                           286                286
  Office expenses                            4,118              4,118
  Professional fees                         16,000             16,000
  Travel                                       910                910
                                            ------             -------

     Total Development
        Stage Expenses                      37,246             37,246
                                            ------             -------
 DEFICIT ACCUMULATED DURING
  THE DEVELOPMENT STAGE                   $(37,246)          $(37,246)
                                          ---------          ---------
                                          ---------          ---------

The accompanying notes are an integral part of these financial statements.
                      QUENTIN ROAD PRODUCTIONS, INC.
                     (A DEVELOPMENT STAGE COMPANY)
               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       FOR THE PERIOD APRIL 20, 1998 (INCEPTION) THROUGH JUNE 30, 1999
       ----------------------------------------------------------------

                                                          DEFICIT
                                                         ACCUMULATED
                                                           ADDITIONAL  DURING THE
                                      COMMON STOCK         PAID-IN-   DEVELOPMENT
                                      SHARES      AMOUNT   CAPITAL       STAGE       TOTAL
                                      ------      ------   ----------- ----------   -------
Balance, April 20, 1998
 (inception)                                  0    $    0      $     0     $      0      $  0
Common stock issued to related
 parties for consulting fees          2,500,000       250        2,250            0     2,500
Common stock issued to
 third parties                          500,000        50       49,950            0    50,000

Deficit accumulated during the
 development stage for the
 period April 20, 1998(inception)
 through June 30, 1998                        0         0            0            0         0
                                      ----------      ----       --------    -------   ------
Balance, June 30, 1998                3,000,000       300       52,200            0    52,500
Common stock issued for
 legal services                          50,000         5          495            0       500
Deficit accumulated during the
 development stage for the year
 ended June 30, 1999                          0         0            0      (37,246) (37,246)
Balance, June 30, 1999                3,050,000    $  305      $52,695      (37,246)  $15,754
                                      ---------    -------     --------     --------  -------
                                      ---------    -------     --------     --------  -------

The accompanying notes are an integral part of these financial statements.
              QUENTIN ROAD PRODUCTIONS, INC.

              (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS

                     JUNE 30, 1999


NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES
-----------------------------------------------------------

Organization
------------

        Quentin Road Productions, Inc. ("the Company") was incorporated on April 20, 1998 under the laws of the State of Delaware. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the internet industry. The Company intends to grow through internal development, strategic alliances and acquisitions of existing business.

Use of Estimates
----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2 -  DEVELOPMENT STAGE OPERATIONS
--------------------------------------

     The Company's operations have been devoted primarily to developing a business plan, strategic acquisitions, creating an internet identity and raising capital for future operations and administrative functions.

        The ability of the Company to achieve its business objective is contingent upon its success in raising additional capital until adequate revenues are realized from operations.

               QUENTIN ROAD PRODUCTIONS, INC.

               (A DEVELOPMENT STAGE COMPANY)
               NOTES TO FINANCIAL STATEMENTS

                      JUNE 30, 1999

NOTE 3 -         ORGANIZATION COSTS
-----------------------------------

     Legal fees of $1,061 have been capitalized in connection with the incorporation of the Company. The organization costs are being amortized on a straight-line basis over a period of 60 months.

NOTE 4 -         INCOME TAXES
-----------------------------

        The Company has a net operating carryforward loss for income tax purposes of $40,246 that may be used to offset future taxable income. The carryfoward expires in the year 2014. Management has elected not to recognize any future income tax benefits that may arise from the utilization of the carryforward due to the uncertainty regarding the success of future operations.

NOTE 5 -  STOCKHOLDERS' EQUITY
------------------------------

        The Company issued 500,000 common shares upon incorporation to Rebecca J. Brock (President), the Company's sole officer and director, in consideration for management services valued at $500. In addition, it issued 2,000,000 common shares to Atlas Equity Group, Inc., an affiliated company, in exchange for consulting services valued at $2,000. These investors are deemed to be founders and affiliates of the Company. Atlas Equity Group, Inc. is wholly owned by Michael D. Farkas and is deemed to be a related party.

        In March, 1999, the Company entered into a private offering of securities pursuant to Regulation D, Rule 504, promulgated under the Securities Act of 1933. Common shares were offered to non-accredited investors for cash consideration of $
 .10 per share. 500,000 shares were issued to 21 unaffiliated shareholders. The offering is now closed.

        In June, 1999, the Company engaged legal counsel for services relating to SEC filings and related documentation. The fees for these services are estimated to be $19,000. 50,000 shares of common stock, valued at $500, will also be issued in consideration of the services to be rendered.

                QUENTIN ROAD PRODUCTIONS, INC.

              (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1998



NOTE 6 - OFFICERS AND BOARD OF DIRECTORS
-----------------------------------------
        On April 29, 1998, the shareholders elected two members to the Board of Directors:

                          Rebecca J. Brock         -         Director

                          Michelle Brock           -         Director


The Board of Directors elected the following officers:


                          Rebecca J. Brock         -         President and Chief
                                                             Executive Officer
                          Michelle Brock           -         Executive Vice-President and
                                                             Chief Financial Officer

                          Rebecca J. Brock         -         Secretary/Treasurer


NOTE 7 -          RELATED PARTY TRANSACTIONS
--------------------------------------------
     The Company paid the Farkas Group, Inc., a related party, $5,000 for assisting in creating a private placement offering document. The Farkas Group, Inc. is owned by Michael D. Farkas.

        The Company paid GSM Communications, Inc., a related party, $5,000 for consulting services relating to an internet site. GSM Communications, Inc. is owned by Michael D. Farkas.

        In April, 1999 the Company agreed to reimburse Atlas
Equity Group, Inc., a related party, $1,200 per month for operating and administrative expenses. Atlas Equity Group, Inc.
is owned by Michael D. Farkas.

                QUENTIN ROAD PRODUCTIONS, INC.

                (A DEVELOPMENT STAGE COMPANY)

                NOTES TO FINANCIAL STATEMENTS

                        JUNE 30, 1999


NOTE 8 - INVESTMENT
-------------------

        On May 10, 1999 the Company purchased 125,000 common shares of WealthHound, Inc., a development stage company. The purchase represents 3 percent of that company's outstanding stock. The investment is reflected at cost.

INDEX TO EXHIBITS

Exhibit 3(i)         Articles of Incorporation
Exhibit 3(ii)        By-laws
Exhibit 27           Financial Data Schedule

EXHIBIT 3(i) - ARTICLES OF INCORPORATION
-----------------------------------------
                    State of Delaware
                Certificate of Incorporation
               Quentin Road Productions, Inc.

FIRST: The name of this Delaware corporation is:
         Quentin Road Productions, Inc.

SECOND: The name and address of the Corporation's registered

Agent is:
         Corporate Creations Enterprises, Inc.
         686 North Dupont Boulevard #302
         Milford, DE 19963
         Kent County

THIRD: The purpose of the Corporation is to conduct or promote any lawful business or purposes.

FOURTH: The Corporation shall have the authority to issue
50,000,000 shares of common stock, par value $.0001 per share.
In addition, the Corporation shall have the authority to issue
10,000,000 shares of preferred stock, par value $.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors.

FIFTH: The directors shall be protected from personal liability to the fullest extent permitted by law.

SIXTH: The name and address of the incorporator is:

         Corporate Creations International Inc.
         941 Fourth Street #200
         Miami Beach, Florida 33139

SEVENTH: This Certificate of Incorporation shall become effective on the date shown below.

/s/ Greg K. Kuroda
--------------------------------------
CORPORATE CREATIONS INTERNATIONAL INC.
Greg K. Kuroda, Vice President

Date: April 20, 1998

EXHIBIT 3(II) - BYLAWS OF QUENTIN ROAD PRODUCTIONS, INC.
----------------------------------------------------------
                          Bylaws
                            of
               Quentin Road Productions, Inc.

                  ARTICLE  I.  DIRECTORS
                  ----------------------

Section 1.  Function.     All corporate powers shall be exercised
--------------------
by or under the authority of the Board of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. Directors must be natural persons who are at least 18 years of age but need not be shareholders of the Corporation. Residents of any state may be directors.

Section 2.  Compensation.   The shareholders shall have authority
------------------------
to fix the compensation of directors. Unless specifically authorized by a resolution of the shareholders, the directors shall serve in such capacity without compensation.

Section 3.  Presumption of Assent.   A director who is present at
---------------------------------
a meeting of the Board of Directors or a committee of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon arriving) to the holding of the meeting or transacting the specified business at the meeting, or if the director votes against the action taken or abstains from voting because of an asserted conflict of interest.

Section 4.  Number.   The Corporation shall have at least the
-------------------
minimum number of directors required by law. The number of directors may be increased or decreased from time to time by the Board of Directors.

Section 5.  Election and Term.   At each annual meeting of
------------------------------
shareholders, the shareholders shall elect directors to hold office until the next annual meeting or until their earlier resignation, removal from office or death. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 6.  Vacancies.   Any vacancy occurring in the Board of
----------------------
Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors through less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Section 7.  Removal of Directors.   At a meeting of shareholders,
---------------------------------
any director or the entire Board of Directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Section 8.  Quorum and Voting.   A majority of the number of
------------------------------
directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9.  Executive and Other Committees.  The Board of
-------------------------------------------
Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members one or more committees each of which must have at least two members. Each committee shall have the authority set forth in the resolution designating the committee.

Section 10.  Place of Meeting.    Regular and special meetings of
------------------------------
the Board of Directors shall be held at the principal place of business of the Corporation or at another place designated by the person or persons giving notice or otherwise calling the meeting.

Section 11.  Time, Notice and Call of Meetings.   Regular
-----------------------------------------------
meetings of the Board of Directors shall be held without notice at the time and on the date designated by resolution of the Board of Directors. Written notice of the time, date and place of special meetings of the Board of Directors shall be given to each director by mail delivery at least two days before the meeting.

         Notice of a meeting of the Board of Directors need not be given to a director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting and waiver of all objections to the place of the meeting, the time of the meeting, and the manner in which it has been called or convened, unless a director objects to the transaction of business (promptly upon arrival at the meeting) because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors must be specified in the notice or waiver of notice of the meeting.

         A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of an adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called \by the President or the Chairman of the Board of Directors. Members of the Board of Directors and any committee of the Board may participate in a meeting by telephone conference or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation by these means constitutes presence in person at a meeting.

Section 12.  Action by Written Consent.   Any action required or
---------------------------------------
permitted to be taken at a meeting of directors may be taken without a meeting of a consent in writing setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of the Board. The action taken shall be deemed effective when the last director signs the consent, unless the consent specifies otherwise.

          ARTICLE II.   MEETINGS OF SHAREHOLDERS
          --------------------------------------

Section 1.  Annual Meetings.   The annual meeting of the
----------------------------
shareholder of the corporation for the election of officers and for such other business as may properly come before the meeting shall be held at such time and place as designated by the Board of Directors.

Section 2.  Special Meeting.   Special meetings of the
----------------------------
shareholders shall be held when directed by the President or when requested in writing by shareholders holding at least 10% of the Corporation's stock having the right and entitled to vote at such meeting. A meeting requested by shareholders shall be called by the President for a date not less than 10 nor more than 60 days after the request is made. Only business within the purposes described in the meeting notice may be conducted at a special shareholder meeting.

Section 3.  Place.   Meetings of the shareholders will be held at
------------------
the principal place of business of the Corporation or at such other place as is designated by the Board of Directors.

Section 4.  Notice.   A written notice of each meeting of
-------------------
shareholders shall be mailed to each shareholder having the right and entitled to vote at the meeting at the address as it appears on the records of the Corporation. The meeting notice shall be mailed not less than 10 nor more than 60 days before the date set for the meeting. The record date for determining shareholders entitled to vote at the meeting will be the close of business on the day before the notice is sent. The notice shall state the time and place the meeting is to be held. A notice of a special meeting shall also state the purpose of the meeting. A Notice of meeting shall be sufficient for that meeting and any adjournment of it. If a shareholder transfers any shares after the notice is sent, it shall not be necessary to notify the transferee. All shareholders may waive notice of a meeting at any time.

Section 5.  Shareholder Quorum.   A majority of the shares
-------------------------------
entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Any number of shareholders, even of less than a quorum, may be adjourn the meeting without further notice until a quorum is obtained.

Section 6.  Shareholder Voting.   If a quorum is present, the
--------------------------------
affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the
act of the shareholders.   Each outstanding share shall be
entitled to one vote on each matter submitted to a vote at a meeting of shareholders. An alphabetical list of all shareholders who are entitled to notice of a shareholder' meeting along with their addresses and the number of shares held by each shall be produced at a shareholder' meeting upon the request of any shareholder.

Section 7.  Proxies.   A shareholder entitled to vote at any
--------------------
meeting of shareholder or any adjournment thereof may vote in person or by proxy executed in writing and signed by the shareholder or his attorney-in-fact. The appointment of proxy will be effective when received by the Corporation's officer or agent authorized to tabulate votes. No proxy shall be valid more than 11 months after the date of its execution unless a longer term is expressly stated in the proxy.

Section 8.  Validation.   If shareholders who hold a majority of
-----------------------
the voting stock entitled to vote at a meeting are present at the meeting, and sign a written consent to the meeting on the record, the acts of the meeting shall be valid, even if the meeting was not legally called and noticed.

Section. 9.  Conduct of Business By Written Consent.   Any action
----------------------------------------------------
of the shareholders may be taken without a meeting of written consents, setting forth the action taken, are signed by at least a majority of shares entitled to vote and are delivered to the officer or agent of the Corporation having custody of the Corporation's records within 60 days after the date that the earliest written consent was delivered. Within 10 days after obtaining an authorization of an action by written consent, notice shall be given to those shareholder who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action. If the action created dissenters' rights, the notice shall contain a clear statements of the right of dissenting shareholders to be paid the fair value of their shares upon compliance with and as provided for by the state law governing corporations.

                  ARTICLE III.    OFFICERS
                  -------------------------

Section 1.  Officers; Election; Resignation; Vacancies.   The
--------------------------------------------------------
Corporation shall have the officers and assistant officers that the Board of Directors appoint from time to time. Except as otherwise provided in an employment agreement which the Corporation has with an officer, each officer shall serve until a successor is chosen by the directors at a regular or special meeting of the directors or until removed. Officers and agents shall be chosen, serve for the terms, and have the duties determined by the directors. A person may hold two or more offices.

         Any officer may resign at any time upon written notice to the Corporation. The resignation shall be effective upon receipt, unless the notice specifies a later date. If the resignation is effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date provided the successor officer does not take office until the future effective date. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term bu the Board of Directors at any regular or special meeting.

Section 2.  Powers and Duties of Officers.   The officers of the
------------------------------------------
Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, tot he extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 3.   Removal of Officers.   An officer or agent or member
---------------------------------
of a committee elected or appointed by the Board of Directors may be removed by the Board with or without cause whenever in its judgment the best interests of the Corporation will be services thereby, but such removal shall be without prejudice tot he contract rights, if any, of the person so removed. Election or appointment of an officer, agent or member of a committee shall not of itself create contract rights. Any officer, if appointed by another officer, may be removed by that officer.

Section 4.  Salaries.   The Board of Directors may cause the
---------------------
Corporation to enter into employment agreements with any officer of the Corporation. Unless provided for in an employment agreement between the Corporation and an officer, all officers of the Corporation serve in their capacities without compensation.

Section 5.  Bank Accounts.   The Corporation shall have accounts
--------------------------
with financial institutions as determined by the Board of Directors.

                  ARTICLE IV.   DISTRIBUTIONS
                  ---------------------------

         The Board of Directors may, from time to time, declare distribution to its shareholders in cash, property, or its own shares, unless the distribution would cause (i) the Corporation to be unable to pay its debts as they become due in the usual course of business, or (ii) the Corporation's assets to be less than its liabilities plus the amount necessary, if the Corporation were dissolved at the time of the distribution, to satisfy the preferential rights of shareholder whose rights are superior to those receiving the distribution. The shareholders and the Corporation may enter into an agreement requiring the distribution of corporation profits, subject to the provisions of law.

                ARTICLE V.   CORPORATE RECORDS
                ------------------------------

Section 1.  Corporate Records.   The Corporation shall maintain
------------------------------
its records in written form or in another form capable of conversion into written form within a reasonable time. The Corporation shall keep as permanent records minutes of all meetings of its Shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors on behalf of the Corporation. The Corporation shall maintain accurate accounting records and a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing he number and series of shares held by each.

     The Corporation shall keep a copy of its articles or restated articles of incorporation and all amendments to them currently in effect; these Bylaws or restated Bylaws and all amendments currently in effect; resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; the minutes of all shareholders, meetings and records of all actions taken by shareholders without a meeting for the past three years; written communications to all shareholders generally or all shareholders of a class of series within the past three years, including the financial statements furnished for the last three years.;a list of names and business street addresses of its current directors and officers; and its most recent annual report delivered to the Department of State.

Section 2. Shareholders' Inspection Rights.  A shareholder is
--------------------------------------------
entitled to inspect and copy, during regular business hours at a reasonable location specified by the Corporation, any books and records of the Corporation. The shareholder must give the Corporation written notice of this demand at least five business, days before the date on which he wishes to inspect and copy the record(s). The demand must be made in good faith and for a proper purpose. The shareholder must describe with reasonable particularity the purpose and the records he desires to inspect, and the records must be directly connected with this purpose. This Section does not affect the right of a shareholder to inspect and copy the shareholders, list described in this Article if the shareholder is in litigation with the Corporation. In such a case, the shareholder shall have the same rights, as any other litigant to compel the production of corporate records for examination.

The Corporation may deny any demand for inspection if the demand was made for an improper purpose, or if the demanding shareholder has within the two years preceding his demand, sold or offered for sale any list of shareholders of the Corporation or of any other corporation, has aided or abetted any person in procuring any list of shareholders for that purpose, or has improperly used any information secured through any prior examination of the records of this Corporation or any other corporation.

Section  3.  Financial Statements for Shareholders.
---------------------------------------------------
Unless modified by resolution of the shareholders within 120 days after the close of each fiscal year, the Corporation shall furnish its shareholders with annual financial statements which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. if financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.
If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the President or the person responsible for the Corporation's accounting records stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation and describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year. The Corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the Corporation to prepare its financial statements. Thereafter, on written request from a shareholder who was not mailed the statements, the Corporation shall mail him the latest annual financial statements.

Section 4.  Other Reports to Shareholders.  If the Corporation
------------------------------------------
indemnities or advances expenses to any director, officer, employee or agent otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next annual shareholders' meeting, or prior to the meeting if the indemnification or advance occurs after the giving of the notice but prior to the time the annual meeting is held. This report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

If the Corporation issues or authorizes the issuance of shares for promises to render services in the future, the Corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders, meeting.

                ARTICLE VI.  STOCK CERTIFICATES
                -------------------------------

Section 1. Issuance.  The Board of Directors may authorize the
--------------------
issuance of some or all of the shares of any or all of its classes or series without certificates. Each certificate issued shall be signed by the President and the Secretary (or the Treasurer). The rights and obligations of shareholders are identical whether or not their shares are represented by certificates.

Section 2.  Registered Shareholders. No certificate shall be
------------------------------------
issued for any share until the share is fully paid. The Corporation shall be entitled to treat the holder of record of shares as the holder in fact and, except as otherwise provided by law, shall not be bound to recognize any equitable or other claim to or interest in the shares.

Section 3. Transfer of Shares.  Shares of the Corporation shall
-------------------------------
be transferred on its books only after the surrender to the Corporation of the share certificates duly endorsed by the holder of record or attorney-in-fact. If the surrendered certificates are canceled, new certificates shall be issued to the person entitled to them, and the transaction recorded on the books of the Corporation.

Section - 4. Lost, Stolen or Destroyed Certificates. if a
----------------------------------------------------
shareholder claims to have lost or destroyed a certificate of shares issued by the Corporation, a new certificate shall be issued upon the delivery to the Corporation of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity as the Board reasonably requires.

                ARTICLE VII.  INDEMNIFICATION
                -----------------------------

Section 1. Right to Indemnification.  The Corporation hereby
------------------------------------
indemnities each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future' legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

Section 2.  Advances. Costs, charges and expenses (including
--------------------
attorneys' fees) incurred by a person referred to in Section 1 of this Article in defending a civil or criminal proceeding shall be paid by the Corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article, and upon satisfaction of other conditions required by current or future legislation.

Section 3. Savings Clause.  If this Article or any portion of it
---------------------------
is invalidated on any ground by a court of competent jurisdiction, the Corporation nevertheless indemnities each person described in Section 1 of this Article to the fullest extent permitted by all portions of this Article that have not been invalidated and to the fullest extent permitted by law.

                 ARTICLE VIII.  AMENDMENT
                 ------------------------

These Bylaws may be altered, amended or repealed, and new Bylaws adopted, by a majority vote of the directors or by a vote of the shareholders holding a majority of the shares.
I certify that these are the Bylaws adopted by the Board of Directors of the Corporation.

EXHIBIT 27 - FINANCIAL DATA SCHEDULE
------------------------------------
[DESCRIPTION]     ART. 5 FDS FOR FORM 10-SB
[ARTICLE] 5
[MULTIPLIER] 1,000

[PERIOD-TYPE]                        12-MOS
[FISCAL-YEAR-END]                    JUN-30-1999
[PERIOD-END]                         JUN-30-1999
[CASH]                                    22,690
[SECURITIES]                                   0
[RECEIVABLES]                                  0
[ALLOWANCES]                                   0
[INVENTORY]                                    0
[CURRENT-ASSETS]                          23,890
[PP&E]                                         0
[DEPRECIATION]                                 0
[TOTAL-ASSETS]                            29,740
[CURRENT-LIABILITIES]                     13,986
[BONDS]                                        0
[PREFERRED-MANDATORY]                          0
[PREFERRED]                                    0
[COMMON]                                     305
[OTHER-SE]                                15,449
[TOTAL-LIABILITY-AND-EQUITY]              29,740
[SALES]                                        0
[TOTAL-REVENUES]                               0
[CGS]                                          0
[TOTAL-COSTS]                                  0
[OTHER-EXPENSES]                          37,246
[LOSS-PROVISION]                               0
[INTEREST-EXPENSE]                             0
[INCOME-PRETAX]                           37,246
[INCOME-TAX]                                   0
[INCOME-CONTINUING]                       37,246
[DISCONTINUED]                                 0
[EXTRAORDINARY]                                0
[CHANGES]                                      0
[NET-INCOME]                             <37,246>
[EPS-BASIC]                               <.01>
[EPS-DILUTED]                               <.01>